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Exhibit 99.1

March 8, 2012

To: The securities commission or similar regulatory authority in each of the provinces and territories of Canada

Re: Enerplus Corporation (the "Corporation")

On February 23, 2012, the Corporation filed its annual consolidated financial statements as at and for the year ended December 31, 2011, together with certain reports of management of the Corporation and the Corporation's auditor. It has come to the Corporation's attention that the report entitled "Management's Responsibility for Financial Statements" was incorrectly dated February 23, 2011 rather than the correct date of February 23, 2012. Furthermore, the references in that report to "Canadian generally accepted accounting principles" should have been to "International Financial Reporting Standards as issued by the International Accounting Standards Board". Accordingly, the Corporation is re-filing the report entitled "Management's Responsibility for Financial Statements" on the date hereof to adjust for these items.

Yours truly,
ENERPLUS CORPORATION

/s/ Robert J. Waters

Robert J. Waters
Senior Vice President & Chief Financial Officer

ENERPLUS CORPORATION The Dome Tower, Suite 3000 333 – 7th Avenue SW Calgary, Alberta T2P 2Z1
T. 403-298-2200 F. 403-298-2211 www.enerplus.com

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  Exhibit 99.1